

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2023

Shai Avnit
Chief Financial Officer
Alarum Technologies Ltd.
30 Haarba'a Street
Tel Aviv, 6473926

      Re: Alarum Technologies Ltd.
          Registration Statement on Form F-3
          Filed September 20, 2023
          File No. 333-274604

Dear Shai Avnit:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Aliya Ishmukhamedova, Staff Attorney, at 202-551-7519 or Matthew Derby, Legal Branch Chief, at 202-551-3334 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Technology

cc: Howard Berkenblit